SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            SCHEDULE 13G AMENDMENT

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Intelligent Polymers Ltd.
(Name of Issuer)

                         Shares of Beneficial Interest
                         (Title of Class of Securities)

                  G48029105 (formerly under CUSIP 45815V200)
                                 (CUSIP Number)

                                 October 1, 1999
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. G48029105

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 211,300(1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power:  113,900 (2)(3)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 211,300 (1)(2)
Person
With
               8.   Shared Dispositive Power:  113,900 (2)(3)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

	325,200 (1)(2)(3)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 8.7%

12.  Type of Reporting Person: PN

--------------

(1) Includes 211,300 shares acquired by HBK Offshore Fund Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. Accordingly, HBK Offshore Fund Ltd. has no beneficial ownership of such shares. The 13G filed by HBK
     Investments L.P. on March 1, 1998 (as amended December 31, 1998) is hereby amended to reflect (a) the purchase of 9400 shares by HBK Offshore Fund Ltd., and (ii) the transfer of 41,900 to HBK Offshore Fund Ltd. from HBK Securities, Ltd. (a wholly owned subsidiary of HBK Offshore Fund Ltd.). Also reflects the separation of the Intelligent Polymers Units into underlying Intelligent Polymers Shares and Biovail Warrants as described herein.

(2) Power is exercised by its general partner, HBK Partners II, L.P., whose general partner is HBK Management L.L.C.

(3) Includes 112,300 shares acquired by HBK Main Street Investments L.P. and 1600 shares acquired by HBK Finance L.P. HBK Investments L.P. has shared voting and dispositive power over these Shares pursuant to an Amended and Restated Management Agreement with HBK Fund L.P., the general partner of HBK Finance L.P. and HBK Main Street Investments L.P. The 13G filed by HBK Investments L.P. and HBK Finance L.P. on March 1, 1998 (as amended December 31, 1998) is hereby amended to reflect (a) the purchase by HBK Finance L.P. of 5,000 shares, and
     (b) the transfer of 112,300 shares from HBK Finance L.P. to HBK Main Street Investments L.P., a partnership under common control with HBK Finance L.P. Also reflects the separation of the Intelligent Polymers Units into underlying Intelligent Polymers Shares and Biovail Warrants as described herein.

CUSIP No. G48029105

1.   Name of Reporting Person:

     HBK Main Street Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 0
Number of
Shares
Beneficially   6.   Shared Voting Power:  112,300 (1)(2)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 0
Person
With
               8.   Shared Dispositive Power: 112,300 (1)(2)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     112,300 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 3.0%

12.  Type of Reporting Person: PN

--------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C. Power is shared with HBK Investments L.P. pursuant to an Amended and Restated Management Agreement.

(2) The 13G filed by HBK Investments L.P. and HBK Finance L.P. on March 1, 1998 (as amended December 31, 1998)is hereby amended to reflect the transfer of 112,300 shares from HBK Finance L.P. to HBK Main Street Investments L.P., a partnership under common control with HBK Finance L.P. Also reflects the separation of the Intelligent Polymers Units into underlying Intelligent Polymers Shares and Biovail Warrants as described herein.

CUSIP No. G48029105

1.   Name of Reporting Person:

     HBK Finance L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 0
Number of
Shares
Beneficially   6.   Shared Voting Power:  1600(1) (2)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 0
Person
With
               8.   Shared Dispositive Power: 1600 (1) (2)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1600

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 0%

12.  Type of Reporting Person: BD

--------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C. Power is shared with HBK Investments L.P. pursuant to an Amended and Restated Management Agreement.

(2) The 13G filed by HBK Investments L.P. and HBK Finance L.P. on March 1, 1998 (as amended December 31, 1998) is hereby amended to reflect the transfer of 112,300 shares from HBK Finance L.P. to HBK Main Street Investments L.P., a partnership under common control with HBK Finance L.P. Also reflects the separation of the Intelligent Polymers Units into underlying Intelligent Polymers Shares and Biovail Warrants as described herein.

Preliminary Note

     On October 1, 1999 (the "Separation Date"), the Units of Intelligent Polymers Limited (the "Units"), each composed of one Common Share, par value $.01 per share of Intelligent Polymers Limited (the "Shares") and one warrant to purchase one common share, no par value, of Biovail Corporation International (the "Warrants"), separated. As a result of the separation, the component Shares and Warrants began trading independently and the Units have ceased to exist. This Schedule 13G is being filed to report beneficial ownership of the Shares (as opposed to the Units) as a result of the separation of the Shares from the Units. Prior to the Separation Date, the Reporting Persons had reported beneficial ownership of the Units on a
Schedule 13G dated March 11, 1998, as amended December 31, 1998.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments"), HBK Main Street Investments L.P., a Delaware limited partnership ("Main Street") and HBK Finance L.P., a Delaware limited partnership ("Finance") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and Harlan B. Korenvaes, a member of Management, who may control Management ("Manager"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(b).

     The principal business office for each of the Item 2 Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Item 2(d).

	This statement relates to common stock ("Shares") issued by the Company.

Item 2(e).

	The CUSIP number of the Shares is G48029105.

Item 4.   Ownership.

     (a) - (b)

     Reporting Person

     Pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. ("Offshore"), Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 211,300 shares held by Offshore, which constitutes a total of approximately 5.7% of the outstanding Shares. In addition pursuant to an Amended and Restated Investment Management Agreement with Fund and Capital, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 112,300 shares owned by Main Street, which constitutes 3.0% of the outstanding shares, and the beneficial owner of 1600 shares owned by Finance, which constitutes 0% of the outstanding shares.

     Pursuant to Rule 13d-3(a), Main Street is the beneficial owner of 112,300 shares, which constitutes approximately 3.0% of the outstanding shares; and Finance is the beneficial owner of 1600 shares, which constitutes 0% of the outstanding shares.

     Controlling Persons

     Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 325,200 shares, which constitutes approximately 8.7% of the outstanding shares.

     Each of (1) Fund, as sole general partner of Main Street and Finance,
(2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 113,900 shares, which constitutes approximately 3.0% of the outstanding shares.

     Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Manager, as the controlling person of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 325,200 shares which constitutes approximately 8.7% of the outstanding shares.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Shares.

     (c)

     Reporting Persons

     Pursuant to an Investment Management Agreement with Offshore and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of 211,300 shares. Also, pursuant to an Amended and Restated Management Agreement with Fund and Capital, and acting through its general partner, Partners II, Investments has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 112,300 shares held by Main Street and 1600 shares held by Finance.

     Main Street has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 112,300 shares.

	Finance has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1600 shares.

     Controlling Persons

     Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 211,300 shares and the shared power to vote or to direct the vote and to dispose or to direct the disposition of 113,900 shares.

     Acting through its general partner, Capital, and in its capacity as the general partner of Main Street and Finance, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 113,900 shares.

     Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 113,900 shares.

     Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 113,900 shares.

     In its capacity as the general partner of Partners I and Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 211,300 shares and the shared power to vote or to direct the vote and to dispose or to direct the disposition of 113,900 shares.

     Manager

     In his capacity as a controlling person of Management, the Manager has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 113,900 shares and the sole power to vote or to direct the vote and to dispose or to direct the disposition of 211,300 shares.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     November 12, 1999



                              HBK INVESTMENTS L.P.


                              By:  /s/ Kevin O'Neal
                                   Kevin O'Neal (1)



                              HBK MAIN STREET INVESTMENTS L.P.


                              By:  /s/ Kevin O'Neal
                                   Kevin O'Neal (2)



                              HBK FINANCE L.P.


                              By:  /s/ Kevin O'Neal
                                   Kevin O'Neal (3)


(1) An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Investments L.P. was previously filed.

(2) An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Main Street Investments L.P. was previously filed.

(3) An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Main Street Investments L.P. was previously filed.